Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on September 27, 2001. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone:
281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax: 972-701-7737.


PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

[Global Marine Inc. Logo]              [Santa Fe International Corporation Logo]


For Immediate Release
---------------------

Global Marine Inc. and Santa Fe International Corporation Set Shareholder Meeting Date For Approval of Merger Related Proposals

HOUSTON and DALLAS, TX - October 8, 2001 - Global Marine Inc. (NYSE:GLM) and Santa Fe International Corporation (NYSE:SDC) today announced that their respective shareholder meetings for approval of their merger related proposals will be held on Tuesday, November 20, 2001. Shareholders of record of each of the companies as of the close of business on October 15, 2001, will be entitled to vote at their respective meetings.

                                      ***

Houston-based Global Marine is a major international offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The company's 33 premium mobile drilling units include jackups, semisubmersibles, and dynamically positioned ultradeepwater drillships. In addition, the company is the world's leading provider of drilling management services, including turnkey and project management.

                                      ***

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 31 land drilling rigs and is a provider of drilling related services to the petroleum industry.

                                      ###

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on September 27, 2001. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE

PROPOSED TRANSACTION (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby,
Phone: 972-701-7524, Fax: 972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.

                                      ###

Web sites: http://www.glm.com and http://www.sfdrill.com

Contacts:

For Global Marine:                                   For Santa Fe International:
Investors                                                     Investor Relations
Michael R. Dawson                                               Michelle Appleby
Phone: 281-596-5809                                          Phone: 972-701-7524

Media Contact:
Stephanie Price
Phone: 281-596-5816

Investors@glm.com                                         irelations@sfdrill.com